SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                   Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                                  MIH LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    CLASS A ORDINARY SHARES (NO PAR VALUE)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G6116R10
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [ ]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


                              Page 1 of 4 pages

CUSIP No. G6116R10                    13G/A


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     MIH Limited Share Trust
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Island of Jersey
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES               2 944 415
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY              0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING             2 944 415
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2 944 415
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.25%**

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     EP

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Based on 28 732 837 Class A ordinary shares of MIH Limited outstanding as of December 31, 2001.

                              Page 2 of 4 pages

CUSIP No. G6116R10                    13G/A



Item 1(a).     Name of Issuer:

               MIH Limited

Item 1(b).     Address of Issuer's Principal Executive Offices:

               Abbott Building
               Mount Street
               Tortola
               Road Town, British Virgin Islands

Item 2(a).     Name of Person Filing:

               The MIH Limited Share Trust

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The MIH Limited Share Trust
               c/o The Royal Bank of Canada Trustees Limited
               P O Box 621, Le Gallais Chambers, 54 Bath Street,
               St Helier, Jersey, Channel Islands JE4 8YD

Item 2(c).     Citizenship:

               The MIH Limited Share Trust - Island of Jersey

Item 2(d).     Title of Class of Securities:

               Class A Ordinary Shares, no par value

Item 2(e).     CUSIP Number:

               G6116R10

Item 3.        Not applicable.

Item 4.        Ownership.

          (a). Amount beneficially owned:

               See the response(s) to Item 9 on the attached cover page(s).

          (b). Percent of Class:

               See the response(s) to Item 11 on the attached cover page(s).

          (c). Number of shares as to which such person has:

               (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

              (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

             (iii).   Sole power to dispose or to direct the disposition of:
                      See the response(s) to Item 7 on the attached cover page(s).

              (iv).   Shared power to dispose or to direct the disposition of:
                      See the response(s) to Item 8 on the attached cover page(s).


Item 5.        Ownership of Five Percent or Less of a Class.

                    Not Applicable


                              Page 3 of 4 pages

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

                    Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not Applicable

Item 8.        Identification and Classification of Members of the Group.

                    Not Applicable

Item 9.        Notice of Dissolution of Group.

                    Not Applicable

Item 10.       Certification.

                    By signing below I certify that, to the best of my
               knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                  SIGNATURES



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2002



                                     MIH LIMITED SHARE TRUST

                                        by

                                              /s/ Paul Ivan Michael Huddlestone
                                           --------------------------------
                                           Name:  Paul Ivan Michael Huddlestone
                                           Title: Director
                                                  of Royal Bank of Canada
                                                  Trustees Limited, Trustees


                              Page 4 of 4 pages